

January 7, 2022

VIA E-mail

Renée Fuller
Legal Product Group
Fidelity Investments
245 Summer Street
Boston, MA 02210
renee.fuller@fmr.com

      Re: Fidelity Greenwood Street Trust
              Registration Statement on Form N-1A
              File No. 333-261594; 811-23762

Dear Ms. Fuller:

On December 10, 2021, you filed a registration statement on Form N-1A on behalf of Fidelity Greenwood Street Trust. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1. We note that material portions of the filing are incomplete at this time (*e.g.,* fees and expenses, financial information, exhibits, etc.). Please complete and update all information that is currently in brackets or missing in the registration statement, including exhibits, in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

LEGAL COMMENTS

Prospectus
Fidelity Global Macro Opportunities Fund
Fee Table, page 3

2. Please include a line item for Acquired Fund Fees and Expenses under Annual Fund Operating Expenses. Please apply this comment and make the necessary revisions to the

disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

3. Please include in the footnote to the table that the Fund must be able to make recoupment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived, and without exceeding its current net expense ratio. Please apply this comment and make the necessary revisions to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

Principal Investment Strategies, page 4

4. We note the use of the word "global" in the name of the Fund. As such, please expressly describe how the Fund will ensure that its investments have sufficient economic ties to a number of countries throughout the world. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

5. Please revise the description of the Fund's principal investment strategies to explain the Fund's "macro" investing approach and explain how the various bullets listed are consistent with such approach. In addition, to the extent that the Fund anticipates that certain of the strategies listed, or particular kinds of investments identified, will constitute a more significant component than others, please specify this and revise your disclosure accordingly.

6. Please disclose the method the Fund uses for determining if a country is an emerging market.

7. Please delete the phrase "the full spectrum" from the third bullet point on the page or expressly describe its meaning in the given context. Please make this revision to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

8. Please revise the fourth bullet on the page to replace the phrase "provide asymmetric payoffs driven by market divergence versus secular, cyclical, and geopolitical trends" with a plain English description that more clearly explains this methodology and key terminology.

9. Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that

it anticipates will have a significant effect on its performance. Disclosure of your principal investment strategies and risks should not be generic associated with each derivative type. (See Barry Miller letter to ICI). Please make any necessary revisions to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

10. We note that both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund intend to invest up to 25% of their assets in a wholly-owned subsidiary organized under the laws of the Cayman Islands (the "Subsidiary") that invests in commodity-linked total return swaps. Please disclose, for each Fund, that:

- The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

- Any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

  Please be advised that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

- The Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

- The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

In your correspondence, please:

- Explain whether the financial statements of the Subsidiary will be consolidated with those of the Funds. If not, please explain why not.

- Confirm that: (1) the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the each Fund's prospectus fee table; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Principal Investment Risks, page 4

11. Please ensure that the principal risks identified are sufficiently correlated to the Fund's principal investment strategies. For example, you have included disclosure about the risks related to small cap investing, but this does not appear to be consonant with the principal investment strategies articulated above. As another example, you have disclosed that the Fund intends to invest in assets in a manner that "provide[s] asymmetric payoffs driven by market divergence versus secular, cyclical, and geopolitical trends," yet you have included a risk factor for growth investing, which appears to be inconsistent with this approach. Please apply this comment, as applicable, to the principal risk disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund and revise the filing as necessary.

Fidelity Risk Parity Fund
Principal Investment Strategies, page 10

12. To the extent that the Fund anticipates that certain of the strategies listed, or particular kinds of investments identified, will constitute a more significant component than others, please specify this and revise your disclosure accordingly here and elsewhere in the filing as necessary.

13. Please expand on the third bullet point in this section by discussing the four factors identified (i.e., growth, inflation, real rates and liquidity) and explain how the Fund intends to use quantitative analysis to balance these risks. Please apply this comment and make revisions to the Fund's disclosure throughout the filing as necessary.

Principal Investment Risks
Foreign and Emerging Markets Risk, page 19

14. You state that the Adviser will allocate the Fund's assets across underlying funds and derivatives representing a broad range of asset classes, including frontier markets equities. If there are principal risks unique to investing in frontier markets not otherwise addressed by this risk factor, please add risk disclosure as necessary.

ACCOUNTING COMMENTS

15. Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

<u>C</u>losing

Please respond to this letter in writing via EDGAR correspondence submitted with a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In an accompanying supplemental response letter, address each comment noted above and, where appropriate, specifically identify the location of new or revised disclosure in the amended filing. If the pre-effective amendment reflects no change in response to a comment, indicate this in your response letter and briefly provide the basis for your position. The staff may have further comments based on your answers and any new, revised, or missing pre-effective amendment disclosures or exhibits.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-3623.

Sincerely,

/s/ Daniel S. Greenspan

Daniel S. Greenspan
Staff Attorney

cc: John Lee, Branch Chief
        Christian Sandoe, Assistant Director